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SEC FILE NUMBER
8-49711

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CUSO FINANCIAL SERVICES, L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10150 MEANLEY DRIVE, 1ST FLOOR
(No. and Street)

SAN DIEGO	CA	92131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ted Horwith	(858) 882-6503	theodore.horwith@atriawealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ted Horwith _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CUSO FINANCIAL SERVICES, L.P. _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attachment for California Notary

Signature: _____

Title: _____
Managing Director - Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ~~____~~
2 ~~____~~
3 ~~____~~
4 ~~____~~
5 ~~____~~
6 ~~____~~

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 26 (*Date*) day of March (*Month*), 2025 (*Year*), by

(1) Theodore Horwith AKA Ted Horwith

(and (2) ______________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

JAREN WEATHERSBY
Comm. No. 2487176
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. APR. 16, 2028
CMD-1

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Report Form X-17A-5 **Document Date:** ______

Number of Pages: ______ **Signer(s) Other Than Named Above:** ______

CUSO FINANCIAL SERVICES, L.P.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

AS OF DECEMBER 31, 2024

TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM THEREON

CUSO FINANCIAL SERVICES L.P.

TABLE OF CONTENTS





Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Partners
CUSO Financial Services, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CUSO Financial Services, L.P. as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of CUSO Financial Services, L.P. as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CUSO Financial Services, L.P.'s management. Our responsibility is to express an opinion on CUSO Financial Services, L.P.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CUSO Financial Services, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as CUSO Financial Services, L.P.'s auditor since 2020.
New York, New York
March 28, 2025

CUSO FINANCIAL SERVICES L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS		
Cash and cash equivalents	$	22,662,000
Receivables from clearing firms		9,253,127
Right-of-use asset		746,181
Other receivables		14,083,576
Due from affiliates		7,248,174
Other assets		2,144,261
Deposits with clearing firms		250,000
Property and equipment, net		334,190
Total assets	$	56,721,509
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Accounts payable	$	546,273
Accrued commissions		15,842,461
Due to affiliates		2,643,369
Lease liability		1,050,072
Employee compensation and benefits payable		4,057,844
Other accrued liabilities		579,048
Total liabilities		24,719,067
COMMITMENTS AND CONTINGENCIES (Note 6)		
PARTNERS' CAPITAL		32,002,442
Total liabilities and partners' capital	$	56,721,509

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF THE PARTNERSHIP

CUSO Financial Services, L.P. (the "Partnership"), a wholly owned Subsidiary of Atria Wealth Solutions, Inc. ("AWSI"), is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership provides broker-dealer and investment advisory services primarily to credit unions and credit union service organizations, as an introducing broker-dealer, clearing customer transactions through other broker-dealers on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require the Partnership to make estimates and assumptions regarding valuations of certain financial instruments, accruals for assets and liabilities and other matters that affect the financial statements and related disclosures. Actual results could differ from those estimates under different assumptions or conditions and the differences may be material to the financial statements.

Concentrations of Credit Risk

The Partnership maintains cash balances with various financial institutions. At December 31, 2024, accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2024, the Partnership had uninsured cash balances of $20,012,654. Management performs periodic evaluations of the relative credit standing of these institutions. The Partnership has not recognized any credit losses from these institutions.

The Partnership maintains accounts at clearing firms, which are insured by the Securities Investors Protection Corporation up to $500,000 (including a maximum of $250,000 for claims for uninvested cash awaiting reinvestment). As of December 31, 2024, the Partnership had an uninsured balance of $1,899,346 at the Partnership's clearing firm. Management performs periodic evaluations of the relative credit standing of the clearing firm. The Partnership has not recognized any credit losses from its clearing firm during the year ended December 31, 2024.

At December 31, 2024, the Partnership had commission receivables with its clearing firm of $9,253,127, or 40% of the total receivables from clearing firm and commission related other receivables.

Income Taxes

Income and losses of the Partnership flow through to the partners, and the Partnership is not subject to income taxes. Accordingly, no deferred tax assets and liabilities are recorded within the Partnership's financial statement.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with an original maturity of 90 days or less that are not required to be segregated under federal or other regulations.

Current Expected Credit Losses

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326 introduces a credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Partnership has concluded that there are no expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Receivables from Clearing Firms and Other Receivables

Commissions and other receivables are stated at the amounts the Partnership expects to collect. The Partnership considers accounts receivable to be fully collectible. The determination of the amount of credit losses is based on the estimated creditworthiness of the counterparty and the length of time a receivable has been outstanding. Other factors are considered by management based on relevant information about past events, current conditions, and reasonable supportable forecasts as deemed necessary on a transaction-by-transaction basis. The Partnership continually monitors these estimates over the life of the receivable. The allowance for credit losses reflects the amount of loss that can be reasonably estimated by management. No allowance for credit losses was recorded as of December 31, 2024.

Investments

As of December 31, 2024, the Partnership invested in a membership interest in an unrelated limited liability company. The Partnership accounts for this investment in accordance with FASB ASC 323, *Equity Method and Joint Ventures.* Under the equity method, investments are recorded initially at cost. Subsequent adjustments are made through recognition in the Statement of Operations for the Partnership's share of post-acquisition profits and losses. Distributions received reduce the investment account. As of December 31, 2024, equity method investments of $376,771 are included in the Statement of Financial Condition within other assets.

Property and Equipment

Property and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or its useful life. Maintenance costs are considered period costs and are expensed as incurred.

Right of Use Assets and Lease Liabilities

The Partnership recognizes its leases in accordance with ASC Topic 842, *Leases*. The guidance increases transparency and comparability by requiring the recognition of right-of-use assets ("ROU") and lease liabilities on the Statement of Financial Condition.

The Partnership conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of ROU assets and lease liabilities, which requires subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Partnership uses its incremental borrowing rate. The implicit rates of the Partnership's leases are not readily determinable and accordingly, we use the Partnership's incremental borrowing rate based on the information available at the commencement date for all leases.

The Partnership's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The present value of the lease payments was determined using a 5% incremental borrowing rate. ROU assets also exclude lease incentives.

The Partnership has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Partnership is reasonably certain to exercise. The Partnership recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

The Partnership's office space lease requires it to make variable payments for the Partnership's

proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

Adoption of New Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07 which amends ASC 280, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, to require all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in annual periods, among other requirements. The guidance was effective for all public entities for fiscal years beginning after December 15, 2023. The Partnership adopted the provisions of this guidance on January 1, 2024. See NOTE 10 – SEGMENT REPORTING.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

The components of property and equipment at December 31, 2024, are as follows:

Furniture and fixtures	$	185,900
Office equipment		2,918,411
Software		1,937,408
Leasehold improvements		624,564
Total property and equipment		5,666,283
Accumulated depreciation and amortization		(5,332,093)
Property and equipment, net	$	334,190

NOTE 4 – OTHER ACCRUED LIABILITIES

The components of other accrued liabilities at December 31, 2024, are as follows:

FINRA fees payable	$	562,069
Other payables		16,979
Total other accrued liabilities	$	579,048

NOTE 5 – NET CAPITAL REQUIREMENTS

The Partnership is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Partnership is also subject to the net capital requirements and is required to maintain minimum net capital of $250,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2024, the Partnership had net capital of $18,028,865 which was $16,430,672 in excess of the required minimum net capital of $1,598,193. At December 31, 2024, the Partnership's ratio of aggregate indebtedness to net capital was 1.33 to 1.

The Partnership is exempt from the provisions of Rule 15c3-3 (per Paragraph (k)(2)(i) and (ii) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Partnership is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Leases

The Partnership has an obligation as a lessee for office space with initial noncancelable terms in excess of one year. The Partnership generally pays taxes, insurance, and maintenance expenses related to the leased facilities. The Partnership classified the lease as an operating lease. The

remaining life of the lease term for the lease was 2 years as of December 31, 2024.

Future minimum lease payments, exclusive of renewal provisions, and a reconciliation of undiscounted lease cash flows and the lease liability recognized in the Statement of Financial Condition as of December 31, 2024, are shown below:

2025	$	924,577
2026		158,719
Undiscounted cash flows		1,083,296
Discounting effect on cash flows		(33,224)
Lease liability (discounted)	$	1,050,072

Litigation
The Partnership is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Partnership's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities. In addition, the Partnership is subject to risks related to litigation and settlements arising from market events.

In the opinion of the Partnership's management, based on current available information, review with outside legal counsel and insurance coverage with respect to these matters, ultimate resolution of pending legal matters will not have a material impact on the financial position or results of operations of the Partnership. However, no assurance can be given that future legal proceedings would not have material effect on the Partnership's business, results of operations, cash flows or financial condition.

Clearing and Custody, and Trustee and Administrator Relationships
In the normal course of its business, the Partnership indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Partnership or its affiliates. The Partnership also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. However, the Partnership believes that the exposure is not material and it is unlikely it will have to make material payments under these arrangements. Also, it has not recorded any contingent liability in the Statement of Financial Condition for such indemnifications.

NOTE 7 – PARTNERSHIP AGREEMENT

The Partnership Agreement ("Agreement") sets forth the rights and obligations of the general and limited partners. The Partnership commenced on January 1, 1997 and shall terminate, unless the partners agree otherwise, 90 days following the Partnership's withdrawal as a broker-dealer from the FINRA. Under the Agreement, the general partner shall receive 25% and the limited partners, in aggregate, shall receive 75% of any distributions and allocations. However, any portion of such allocations that would cause a negative capital account balance shall be allocated proportionally among those partners with positive balances. Limited partners shall not be required to make additional capital contributions.

NOTE 8 – EMPLOYEE 401(k) SAVINGS PLAN

The Partnership has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law and the Partnership has an employer matching plan. Additionally, the Partnership may make a discretionary profit-sharing contribution to the Plan.

NOTE 9 – SEGMENT REPORTING

The Partnership is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services including transacting securities and providing other products and services to and on behalf of customers which generate commission income, distribution fees, fees from advisory business, fees from marketing assistance, backoffice support fees and cash sweep fees. The Partnership has identified its Financial and Operations Principal ("FINOP") as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business predominantly in the forecasting process, to manage the Partnership. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Partnership's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Partnership as a whole. The measurement of segment assets is reported on the Statement of Financial Condition as total assets. The segment assets are $56,721,509.

NOTE 10 – SUBSEQUENT EVENTS

The Partnership has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through March 28, 2025, the date of filing this report. The Partnership did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.